Exhibit 99.2

Canadian Zinc Corporation
Suite 1710, 650 West Georgia Street Vancouver, British Columbia V6B 4N9
INFORMATION CIRCULAR

(As at May 12, 2016, except as otherwise indicated)

This Information Circular is furnished in connection with the solicitation of proxies by the management of Canadian Zinc Corporation (the “Company”) for use at the annual general meeting of the holders of common shares of the Company to be held on June 21, 2016 and at any adjournments thereof (the “Meeting”). The solicitation will be conducted by mail and may be supplemented by telephone, electronic or other personal contact to be made without special compensation by directors, officers and employees of the Company. The cost of solicitation will be borne by the Company.

NOTICE-AND-ACCESS

The Company is not sending this Information Circular to registered or beneficial shareholders using “notice-and-access” as defined under National Instrument 54-101, Communication With Beneficial Owners of Securities of a Reporting Issuer, of the Canadian Securities Administrators (“NI 54-101”).

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder's behalf in accordance with the instructions given by the shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or directors of the Company (the “Management Proxyholders”).

A shareholder has the right to appoint a person other than a Management Proxyholder to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.

Shares represented by a properly executed proxy in the accompanying form will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If no choice is specified and one of the Management Proxyholders is appointed by a shareholder as proxyholder, such person will vote in favour of the matters specified in the Notice of Meeting for this Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company's registrar and transfer agent, Computershare Investor Services Inc. (“Computershare”), Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of the Company as the registered holders of common shares or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the common shares they own are not registered in their names but are instead registered in the name of a nominee such as a brokerage firm, bank or trust company through which they purchased the common shares. More particularly, a person is not a registered shareholder in respect of common shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the common shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of NI 54-101, the Company has distributed copies of the Notice of Meeting, this Information Circular, the proxy and other materials (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Non-Registered Holders may be either “objecting beneficial owners” (“OBOs”) or “non-objecting beneficial owners” (“NOBOs”), as such terms are defined in NI 54-101. The Company is not mailing directly to NOBOs and has forwarded the Meeting Materials to the Intermediaries to do so. The Company intends to pay for Intermediaries to deliver the proxy-related materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary to the OBOs.

As stated above, Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to the Company's registrar and transfer agent as provided above; or

(b)	more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the common shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as set out herein, to the knowledge of the management of the Company, no person who has been a director or executive officer of the Company at any time since the beginning of the Company's last financial year, no proposed nominee of management for election as a director of the Company, and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares without par value, of which as at the record date for the Meeting, May 12, 2016, a total of 218,047,709 common shares were issued and outstanding. The holders of common shares are entitled to one vote for each common share held. Holders of common shares of record at the close of business on the record date for the Meeting will be entitled to receive notice of and vote at the Meeting. The Company has only one class of shares.

To the knowledge of the directors and executive officers of the Company, as at the record date for the Meeting, no person or entity beneficially owns, controls or directs, directly or indirectly, shares carrying 10% or more of the voting rights attached to the common shares of the Company.

MAJORITY VOTING POLICY DISCLOSURE

As required by the policies of the Toronto Stock Exchange (the "TSX"), the Board of Directors of the Company adopted a majority voting policy effective April 30, 2015 (the "Majority Voting Policy"). In accordance with the requirements of the TSX, the Majority Voting Policy provides as follows:

  In an election of directors, other than at a Contested Meeting (as defined below), any director who receives a greater number of shares withheld, than shares voted in favour of his or her election, must immediately tender his or her resignation ("Resignation") to the Board of Directors.

  The Board shall determine whether or not to accept the Resignation within 90 days after the date of the relevant meeting.

  The Board shall accept the Resignation absent exceptional circumstances.

  The Resignation will be effective when accepted by the Board.

  The director tendering the Resignation will not participate in any Board or committee meeting at which the Resignation is considered.

  The Company shall promptly issue a news release with the Board's decision regarding the Resignation and send a copy to the TSX.

  If the Resignation is not accepted, the news release shall fully state the reasons for that decision.

For the purposes of the Majority Voting Policy, a "Contested Meeting" is a meeting at which the number of directors nominated for election is greater than the number of seats available on the Board.

ELECTION OF DIRECTORS

Each director of the Company holds office until the next annual general meeting of shareholders or until his successor is elected or appointed.

At the Meeting, shareholders will be asked to fix the number of directors of the Company at seven (7).

No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the Company acting solely in such capacity.

The table on the following page provides the names of the directors proposed by management and information concerning them, as furnished by the individual proposed directors. In the absence of any instructions to the contrary, the Management Proxyholders intend to vote for the election of the proposed directors. Management does not contemplate that any of the proposed directors will be unable to serve as a director. The Board of Directors has an Audit Committee, a Compensation Committee and a Health & Safety Committee. Members of these committees are as set out below. The Company does not have an Executive Committee of its Board.

Common Shares
Name, Jurisdiction of		Date First	beneficially owned,
Residence and Position Held	Principal Occupation During Preceding Five	Became Director	controlled or directed,
with the Company	Years	of the Company	directly or indirectly (4)
John F. Kearney Ontario, Canada Chairman, President, Chief Executive Officer and Director	Chairman, President and Chief Executive Officer of the Company since 2003; Chairman of Labrador Iron Mines Limited, an iron ore production company, since May 2007; Chairman of Conquest Resources Limited since 2001; Chairman of Anglesey Mining plc since 1994.	November 2001	3,500,909 common shares (5)
Dave Nickerson (1)(2)(3) Northwest Territories, Canada Director	Professional Engineer, Mining consultant, Director of Tyhee Gold Corp., a mineral exploration company; previously Chairman of Northwest Territories Water Board; Member of Parliament, Member of NWT Legislative Assembly; Government Minister.	March 2004	173,000 common shares
Jean-Charles Potvin Ontario, Canada Nominee for Election	Executive Chairman Murchison Minerals Ltd, Director Gold Reserve Inc. and Azimut Exploration Inc. Prior to 2012 President Tiomin Resources.	n/a	nil
Malcolm JA Swallow British Columbia, Canada Nominee for Election	Consultant Mining Engineer. Director Silvercorp Minerals Inc., and prior to 2012 Director Inter-Citic Minerals.	2000 - 2003	nil
Alan B. Taylor (2) British Columbia, Canada Vice President, Exploration, Chief Operating Officer and Director	Vice President, Exploration of the Company since 1999 and Chief Operating Officer of the Company since March 2004.	March 2004	124,000 common shares
Ian Ward, Ontario, Canada Nominee for Election	Professional Engineer. Previously Senior Advisor and Vice President Metallurgy and Processing, Kinross Gold Corporation; prior thereto Senior Vice President, Project Development, Mustang Minerals Corp. Previously President and Principal Metallurgist Micon International Limited.	n/a	nil
John Warwick Ontario, Canada Nominee for Election	Financial Consultant. Prior to 2015 Managing Director, Investment Banking, Paradigm Capital Corporation.	n/a	nil

(1)	Member of the Audit Committee.
(2)	Member of the Health & Safety Committee.
(3)	Member of the Compensation Committee.
(4)	The information as to jurisdiction of residence, principal occupation and common shares beneficially owned or, controlled or directed, not being within the knowledge of the Company, has been furnished by the respective directors individually.
(5)	Of these shares, 1,080,409 are held indirectly in the name of Energold Minerals Inc.

Except as described below, to the knowledge of the Company, no proposed director:

(a)	is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director, chief executive officer ("CEO") or chief financial officer ("CFO") of any company (including the Company) that:

	(i)	was the subject, while the proposed director was acting in the capacity as director, CEO or CFO of such company, of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

	(ii)	was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, CEO or CFO but which resulted from an event that occurred while the proposed director was acting in the capacity as director, CEO or CFO of such company; or

(b)	is, as at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than John Kearney, who is also a Director of Labrador Iron Mines Holdings Limited which, on April 2, 2015, instituted proceedings in the Ontario Superior Court of Justice for a financial restructuring by means of a plan of compromise or arrangement under the Companies Creditors Arrangement Act; or

(c)	has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(d)	has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)	has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

STATEMENT OF EXECUTIVE COMPENSATION Compensation Discussion and Analysis

Objectives of Executive Compensation

The Board has appointed a Compensation Committee which has responsibility for determining compensation for the directors and senior management. In 2015, the Compensation Committee consisted of Brian Atkins, John MacPherson (until his resignation) and Dave Nickerson (all considered independent directors). John MacPherson retired as a director in August 2015. The Company does not have a formal compensation plan in place for its Named Executive Officers (defined below under the heading “Summary Compensation Table”). The general compensation philosophy of the Company for executive officers, including for the CEO, is to provide a level of compensation that is competitive within the North American marketplace and that will attract and retain individuals with the experience and qualifications necessary for the Company to be successful, and to provide longer-term incentive compensation, such as the grant of stock options, which aligns the interest of executives with those of shareholders and encourages senior management to have a direct and identifiable impact on the performance of the Company and to develop and implement a long-range strategy.

The Company is primarily engaged in the exploration and development of its Prairie Creek property located in the Northwest Territories, Canada. The Company is considered to be in the exploration and development stage, given that its Prairie Creek property is not in production and, to date, has not earned any significant revenues and does not generate revenues from operations. Accordingly, the Company is reliant upon funding from capital raising activities. Therefore, the use of traditional performance standards, such as corporate profitability, is not considered to be appropriate in the evaluation of corporate or executive performance, and the Board of Directors has to consider the financial situation of the Company in a wider context and involving the ongoing status of the Prairie Creek project, when setting its executive compensation levels.

Historically, the compensation of executive officers of the Company has been comprised primarily of cash compensation and the allocation of incentive stock options and restricted share units. In establishing levels of remuneration and in granting stock options and restricted share units, the Compensation Committee, having taken into consideration the financial position of the Company, takes into consideration the executive's performance, level of expertise, responsibilities and length of service to the Company, as well as comparable levels of remuneration paid to executives of other companies of comparable size and development within the industry. When determining an element of compensation to be paid to a particular NEO, the Compensation Committee takes into account the amount of each other element of compensation that has been paid to that NEO. Interested executives do not participate in reviews, discussions or decisions of the Compensation Committee or the Board of Directors regarding this remuneration. The Compensation Committee’s responsibilities and composition are described below under the heading “Corporate Governance Disclosure –Compensation Committee”.

Goals and objectives for the Company are typically set through discussions at Board meetings, and senior management will then work to achieve these goals and objectives. Follow-up on progress would typically take place at subsequent Board meetings. The Board did not set formal, person-specific, performance goals for the Named Executive Officers for 2015. Awarding additional compensation upon successful completion of corporate objectives is entirely at the discretion of the Compensation Committee. Given the size of the Company, this is considered appropriate to effectively manage the business and allow the Named Executive Officers to move the business forward.

While the Company does not actively benchmark its compensation programs for executive officers, and the individual components thereof, it does review compensation levels within the industry primarily through the use of third-party “Compensation Reports”, which are available through certain consulting firms. These reports typically include information for larger mining companies but do assist the Compensation Committee in determining approximately the salary levels and other benefits in place across the industry.

The Compensation Committee relies on the general knowledge and experience of its members, and recommendations from senior management, in reviewing appropriate levels of compensation for executive officers and the implementation of, or amendment to, any other aspects of compensation that the Compensation Committee may review from time to time. All Compensation Committee members have relevant general, but not direct, experience in executive compensation and compensation policies and practices in the junior mineral resources business gained through current and prior experience in business, the minerals industry and government. Neither the Company nor the Compensation Committee currently has nor at any time during 2015 had any contractual arrangement with any compensation consultant.

The Compensation Committee is responsible for considering the risks associated with the Company’s compensation policies and practices and has not identified any specific risks associated with the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect.

Because of the current scale and scope of the Company’s operations, and the limited number of senior management and employees, and the oversight by the Board of all significant activities, including risk management, the Compensation Committee does not believe that the Company’s compensation policies and practices would encourage any executive officer to take inappropriate or excessive risk.

The Company has not prohibited its executive officers or directors from purchasing financial instruments that are designed to hedge or off-set a decrease in market value of any securities of the Company granted as compensation or held, directly or indirectly, by an executive officer or director.

Base Salary

The Company traditionally provided executive officers with base salaries which represent their minimum compensation for services rendered during the fiscal year. Salary levels are based upon the executive’s experience, responsibilities, performance and time commitment. Base salaries are usually reviewed annually by the Compensation Committee. In 2015, the Compensation Committee reviewed the base salaries of the CEO, CFO and COO and did not recommend any adjustments as the base salaries were considered to be appropriate. In August 2015, having regard to the financial position of the Company and in light of continued uncertainty in the capital markets and the current lack of investor interest in the resource sector, the Board implemented cost reduction measures which included a change in the composition of the remuneration of each of the CEO, COO and CFO which involved a reduction in the cash component of base salary for an agreed period of eighteen months to January 2017, combined with the grant of Restricted Share Units.

Restricted Share Units

In 2014, the Company adopted a Restricted Share Unit Plan (the “RSU Plan”) for the benefit of the Company’s employees, directors and consultants. The RSU Plan is intended to assist the Company in the recruitment and retention of highly qualified employees, directors and eligible consultants by providing a means to reward performance, to motivate participants under the RSU Plan to achieve important corporate and personal objectives and, through the proposed issuance by the Company of Common Shares under the RSU Plan, to better align the interests of participants with the long-term interests of Shareholders.

The Board uses Restricted Share Units (‘‘RSUs’’) issued under the RSU Plan as part of the Company’s overall executive compensation plan. Since the value of RSUs increase or decrease with the price of the Common Shares, RSUs reflect a philosophy of aligning the interests of executives with those of the Shareholders by tying executive compensation to share price performance. In addition, RSUs assist in the retention of qualified and experienced executives by rewarding those individuals who make a long term commitment.

The RSU Plan is administered by the Compensation Committee. Each RSU awarded conditionally entitles the participant to receive one Common Share (or the cash equivalent) upon attainment of the RSU vesting criteria. The maximum number of Common Shares which may be reserved, set aside and made available for issuance under the RSU Plan is a variable number equal to 3% of the issued and outstanding Common Shares of the Company as of the date of the grant on a non-diluted basis.

In 2015, the Company granted 3,650,000 RSUs to senior officers. The RSUs granted are subject to an 18 month vesting period; a payout date of 3 years; an expiry date of 5 years; and were assigned a fair value based on the share price at time of issuance.

Stock Options

The grant of stock options to purchase common shares of the Company, pursuant to the Company’s stock option plan is an integral component of executive officer compensation packages. The Company's stock option plan is administered by the Board of Directors, with option grants being recommended by the Compensation Committee to the Board. The stock option plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to reward individuals for current performance and expected future performance. Previous stock option grants are considered when reviewing executive officer compensation packages as a whole. No stock options were granted to or exercised by officers or directors in 2015.

Other Incentives

The Company does not have a formal annual incentive bonus plan in place. Any award of a bonus to executive officers is entirely at the discretion of the Board of Directors based upon recommendation by the Compensation Committee. In considering the payment of a discretionary bonus to executive officers, the Compensation Committee takes into account the individual performance and efforts of the executive during the year, the progress made by the Company in furthering its business plan and the overall economic climate. As discussed above, there are no specific individual performance targets set ahead of time when determining additional payments such as bonuses.

In 2013, the Compensation Committee considered that the progress with regard to the on-going development of the Prairie Creek Project, including the achievement of a major milestone in obtaining all necessary permits and licences to complete construction and development of the Prairie Creek Mine, were such that the payments of year-end bonuses to each of the CEO, COO and CFO were appropriate. Payment of such bonuses was split into two equal halves with the first half paid in 2013 and the second half in 2014. No additional incentive bonuses were awarded in 2014 or 2015.

The Company's health benefit plan is available to all full-time employees. The benefit plan is designed to protect the health of all employees and their dependents, and to provide coverage in the event of disability or death.

Perquisites and personal benefits provided to executive officers reflect competitive practices and particular business needs. They are not considered a material component of the executive compensation program.

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return over the last five financial years of the common shares of the Company, assuming a $100 investment in the common shares of the Company on December 31, 2010, with the S&P/TSX Composite Index during such period, assuming dividend reinvestment.

CUMULATIVE VALUE OF A $100 INVESTMENT AS OF DECEMBER 31

The performance of the Company’s common shares over the past five years has been linked to overall commodity prices, market sentiment and general market conditions, and, in particular, the stock market performance for junior mineral exploration and development companies at each point in time.

The Company does not directly link executive compensation to total cumulative shareholder return, as the Company is not in active operations. Instead, the goals of the Company at this point in time are more qualitative and geared towards successfully progressing the development of the Prairie Creek Mine. The Compensation Committee does, however, consider the financial position of the Company and the general economic situation when assessing compensation. In 2012, 2014 and 2015, the Compensation Committee, after considering the general economic situation and the Company’s progress, decided not to award any bonus payments. In 2013, the Compensation Committee considered that the progress with regard to the on-going development of the Prairie Creek Project, including the achievement of a major milestone in obtaining all necessary permits and licences to complete construction and development of the Prairie Creek Mine, were such that the payments of year-end bonuses to each of the CEO, COO and CFO were appropriate and that such payment would be split into two equal halves with the first half paid in 2013 and the second in 2014.

SUMMARY COMPENSATION TABLE

The following table (presented in accordance with Form 51-102F6 Statement of Executive Compensation) sets out all annual and long term compensation for services in all capacities to the Company for the three most recently completed financial years ended on December 31, 2015, 2014 and 2013 in respect of each of the individuals comprised of each CEO and the CFO (who acted in such capacity for all or any portion of the most recently completed financial year), and each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, (other than the CEO and the CFO), as at December 31, 2015 whose total compensation was, individually, more than $150,000 for the financial year and any individual who would have satisfied these criteria but for the fact that individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of the most recently completed financial year (collectively, the "Named Executive Officer" or "NEOs").

Name	Year	Salary	Share-	Option-	Non-equity incentive		Pension	All other	Total
And		($)	based	based	plan compensation		value	compensation (3)	Compensation
Principal			awards(	awards (1)	($)		($)	($)	($)
Position			1)	($)
			($)		Annual	Long-
					incentive	term
					plans (2)	incentive
						plans (2)
John F. Kearney	2015	134,522	110,000	Nil	Nil	Nil	Nil	Nil	244,522
Chairman, President,	2014	159,181	Nil	Nil	96,792	Nil	Nil	Nil	255,973
CEO and Director (4)	2013	159,181	Nil	Nil	96,792	Nil	Nil	Nil	255,973
Alan B. Taylor	2015	154,560	110,000	Nil	Nil	Nil	Nil	Nil	264,560
COO, Vice President,	2014	268,981(5)	Nil	Nil	96,792	Nil	Nil	Nil	365,773
Exploration, Director (4)	2013	193,583	Nil	Nil	96,792	Nil	Nil	Nil	290,375
Trevor L. Cunningham	2015	148,942	82,500	Nil	Nil	Nil	Nil	Nil	231,442
CFO, Vice President,	2014	175,000	Nil	Nil	35,700	Nil	Nil	Nil	210,700
Finance	2013	142,800	Nil	Nil	35,700	Nil	Nil	Nil	178,500
Michael Vande Guchte	2015	138,542	55,000	Nil	Nil	Nil	Nil	Nil	193,542
Vice President	2014	175,000	Nil	Nil	Nil	Nil	Nil	Nil	175,000
Exploration (Paragon)	2013	175,000	Nil	Nil	Nil	Nil	Nil	Nil	175,000

(1)	The value of share-based and option-based awards represents the grant date fair value of the stock options or RSUs awarded. The share-based awards granted are subject to an 18 month vesting period; a payout date of 3 years; an expiry date of 5 years; and are assigned a fair value based on the share price at time of issuance.
(2)	The Company does not have a formal bonus plan tied to set targets. Any bonus payments are entirely discretionary and are reviewed by the Compensation Committee as part of an overall review of performance for the year.
(3)	Perquisites have not been included, as they do not exceed 10% of total salary for the financial years presented.
(4)	John Kearney and Alan Taylor are directors of the Company but were not compensated for services in this capacity.
(5)	Includes $75,398 in vacation pay in respect of unused vacation days accrued in previous years.

INCENTIVE PLAN AWARDS

The following table shows all awards outstanding to each Named Executive Officer as at December 31, 2015.

	Option-based Awards				Share-based Awards
					Number of	Market or	Market or
					shares or	payout	payout value
	Number of				units of	value of	of vested
	securities			Value of	shares that	share-	share-based
Name	underlying	Option		unexercised	have not	based	awards not
	unexercised	exercise	Option expiration	in-the-money	vested	awards that	paid out or
	options	price	date	options (1)	(#)	have not	distributed
	(#)	($)		($)		vested (2)	($)
						($)
John F. Kearney	Nil	Nil	Nil	Nil	1,000,000	105,000	Nil
Alan B. Taylor	Nil	Nil	Nil	Nil	1,000,000	105,000	Nil
Trevor L. Cunningham	300,000	0.71	January 27, 2016	Nil	750,000	78,750	Nil
	100,000	0.46	October 3, 2017	Nil
Michael Vande Guchte	23,800	0.81	July 4, 2016	Nil	500,000	52,500	Nil
	200,000	0.46	October 3, 2017	Nil

(1)	Calculated based on the difference between the market value of the shares underlying the option-based awards at the end of the most recently completed financial year, which was $0.105, and the exercise or base price of the option-based award.
(2)	Calculated based on the market value of the shares underlying the share-based awards at the end of the most recently completed financial year which was $0.105.

Incentive plan awards – value vested or earned during the year ended December 31, 2015

	Option-based awards –		Non-equity incentive plan
	Value vested during the	Share-based awards – Value	compensation – Value earned during
Name	year (1)	vested during the year	the year (2)
	($)	($)	($)
John F. Kearney	Nil	N/A	Nil
Alan B. Taylor	Nil	N/A	Nil
Trevor L. Cunningham	Nil	N/A	Nil
Michael Vande Guchte	Nil	N/A	Nil

(1)	The value of vested options represents the aggregate dollar value that would have been realized if any of the options granted had been exercised on the vesting dates. The dollar value is the difference between the market price of the underlying securities at exercise and the exercise price of the options on the vesting date.
(2)	The Company does not have a formal bonus plan tied to set targets. Any bonus payments are entirely discretionary and are reviewed by the Compensation Committee as part of an overall review of performance for the year.

Stock Option Plan

Under the 2012 Plan (described below), options to purchase common shares of the Company may be granted to employees, officers and directors of the Company or subsidiaries of the Company and other persons or companies engaged to provide ongoing management or consulting services for the Company or any entity controlled by the Company. In determining the number of common shares of the Company subject to each option granted under the 2012 Plan, consideration is given to the present and potential contribution by such person or company to the success of the Company and the appropriate number and percentage of options that should be awarded and held by each party granted options relative to the total number of shares issued and stock options granted.

At December 31, 2015, there were 973,800 stock options outstanding, representing approximately 0.45% of the Company's issued and outstanding common shares as of May 12, 2016, of which 650,000 were granted under the Company's 2012 stock option plan. At the Company's Annual General Meeting held on June 13, 2012, shareholders approved the adoption of a new stock option plan (the “2012 Plan“). The 2012 Plan is a fixed stock option plan pursuant to which options on up to 7,500,000 common shares may be issued to directors, officers, employees and service providers of the Company.

The purpose of the Company’s equity compensation plans is to attract and motivate directors, officers and employees of and service providers to the Company (collectively, the “Optionees”) and thereby advance the Company’s interests by affording such persons with an opportunity to acquire an equity interest in the Company through the stock options. The 2012 Plan authorizes the board of directors (or compensation committee) to grant stock options to the Optionees on the following terms:

  Options may be granted to directors, officers and employees of the Company as well as persons or corporations engaged to provide services to the Company (or any entity controlled by the Company) and any individuals employed by such persons or corporations.

  The maximum number of shares that may be reserved for issue under the 2012 Plan is 7,500,000 common shares, representing approximately 3.44% of the Company's issued and outstanding shares as of May 12, 2016.

  The total number of shares issuable to all insiders of the Company at any time, under all security based compensation arrangements of the Company, cannot exceed 10% of the Company’s issued and outstanding shares.

  The number of shares issued to insiders of the Company as a group, within any one year period, under all security based compensation arrangements of the Company, cannot exceed 10% of the Company’s issued and outstanding shares as at the end of such one year period.

  The exercise price for stock options granted under the 2012 Plan must be not less than the closing market price on the day preceding the date of grant of the stock options.

  Vesting of stock options will be at the discretion of the Board of Directors, or any committee authorized by the Board of Directors to administer the 2012 Plan.

  The maximum term of stock options granted under the 2012 Plan will be ten years from the date of grant, subject to extension in the event of a management imposed black-out period.

  Any outstanding stock options with an expiry date occurring during a management imposed black-out period or within five days thereafter will be automatically extended to a date that is ten trading days following the end of the black-out period.

  If an Optionee ceases to be eligible to receive options under the 2012 Plan as a result of termination for cause, any outstanding options held by such Optionee on the date of such termination shall be cancelled as of that date.

  If an Optionee ceases to be eligible to receive options under the 2012 Plan for reasons other than termination for cause (or death), any outstanding options held by such Optionee at such time shall remain exercisable for a period ending on the earlier of the expiry time of such stock option or three months after the Optionee ceases to be eligible to receive stock options. Notwithstanding the foregoing, the Board of Directors may, on a case by case basis, allow such stock options to remain in full force and effect until any time up to the original expiry time of such stock options, irrespective of whether such expiry time is more than three months after the Optionee ceases to be eligible to receive stock options.

  Any outstanding stock options held by an Optionee at the time of his or her death shall remain exercisable by the person or persons to whom the rights of the Optionee's stock options are passed by the will of the Optionee or the laws of descent and distribution for a period ending on the earlier of the expiry date of such stock options or one year after the Optionee's death.

  The Board of Directors may from time to time, without shareholder approval and subject to applicable law and to the prior approval, if required, of TSX or any other regulatory body having authority over the Company or the 2012 Plan, suspend, terminate or discontinue the 2012 Plan at any time, or amend or revise the terms of the 2012 Plan or of any option granted under the 2012 Plan to:

(a)	make amendments of a clerical or typographical nature and to include clarifying provisions in the 2012 Plan;

(b)	implement features or requirements that are necessary or desirable under applicable tax and securities laws;

(c)	change vesting provisions;

(d)	change termination provisions for an insider provided that the expiry time does not extend beyond the original expiry time under the 2012 Plan;

(e)	change termination provisions for an Optionee who is not an insider beyond the original expiry time;

(f)	reduce the exercise price of a stock option for an Optionee who is not an insider; and

(g)	implement a cashless exercise feature, payable in cash or securities;

  provided that no such amendment, revision, suspension, termination or discontinuance shall in any manner adversely affect any stock option previously granted to an Optionee under the 2012 Plan without the consent of that Optionee. Any other amendments to the 2012 Plan or stock options granted there under will be subject to the approval of the shareholders.

  The 2012 Plan does not contain any provisions relating to the provision of financial assistance by the Company to Optionees to facilitate the purchase of common shares upon the exercise of stock options.

  Stock options granted under the 2012 Plan are not assignable, but may be exercised by the personal representative of a deceased Optionee.

  The 2012 Plan requires adjustments to the numbers of shares which may be acquired and the exercise price of stock options in the event the Company proceeds with certain changes or transactions in which the Company’s share capital is altered, some form of corporate reorganization or special distribution is completed, a merger, amalgamation, spinout transaction, plan of arrangement, takeover bid, compulsory acquisition or going private transaction is completed. In such case the provisions typically entitle the Optionee to acquire, at the same aggregate price, the shares, cash, securities or other property to which the Optionee would have been entitled had the Optionee held the shares issuable under the stock option before such transaction, with certain exceptions.

Restricted Share Unit Plan

Administration of Plan and Eligible Participants

The RSU Plan is administered by the Compensation Committee of the Board or such other Committee of the Board as may be designated by the Board (the “Committee”). Employees, directors and eligible consultants of the Company and its designated subsidiaries are eligible to participate in the RSU Plan. In accordance with the terms of the RSU Plan, the Company, under the authority of the Board of Directors through the Committee, will approve those employees, directors and eligible consultants who are entitled to receive RSUs and the number of RSUs to be awarded to each participant. RSUs awarded to participants are credited to them by means of an entry in a notional account in their favour on the books of the Company. Each RSU awarded conditionally entitles the participant to receive one Common Share (or the cash equivalent) upon attainment of the RSU vesting criteria. The Committee may impose additional conditions to any particular RSU award.

RSUs Outstanding

During the year ended December 31, 2015, the Company issued 3,650,000 RSUs to senior officers and employees which remained outstanding at May 12, 2016. The RSUs granted are subject to an 18 month vesting period; a payout date of 3 years; an expiry date of 5 years; and are assigned a fair value based on the share price at time of issuance.

Vesting

The vesting of RSUs is conditional upon the expiry of a time-based vesting period. The duration of the vesting period and other vesting terms applicable to the grant of the RSUs shall be determined at the time of the grant by the Committee.

Once the RSUs vest, the participant is entitled to receive the equivalent number of underlying Common Shares or cash equal to the Market Value of the equivalent number of Common Shares. The vested RSUs may be settled through the issuance of Common Shares from treasury by the delivery of Common Shares purchased in the open market, in cash or in any combination of the foregoing at the discretion of the Company. If settled in cash, the amount shall be equal to the number of Common Shares in respect of which the participant is entitled multiplied by the Market Value of a Common Share on the payout date. “Market Value” per share is defined in the RSU Plan and means, as at any date (if the Common Shares are listed and posted for trading on the TSX), the volume-weighted average price of the Common Shares traded on the TSX for the five (5) trading days on which a board lot was traded immediately preceding such date. The RSUs may be settled on the payout date, which shall be the third anniversary of the date of the grant or such other date as the Compensation Committee may determine at the time of the grant, which in any event shall be no later than the expiry date for such RSUs. The expiry date of RSUs will be determined by the Committee at the time of grant. However, the maximum term for all RSUs is two years after the participant ceases to be an employee or eligible consultant of the Company. All unvested or expired RSUs are available for future grants.

Maximum Number of Common Shares Available for Issue Under the RSU Plan

The maximum number of Common Shares which may be reserved, set aside and made available for issuance under the RSU Plan is a variable number equal to 3% of the issued and outstanding Common Shares of the Company as of the date of the grant on a non-diluted basis.

The RSU Plan provides that the maximum number of Common Shares issuable to insiders (as that term is defined by the TSX) pursuant to the RSU Plan, together with any Common Shares issuable pursuant to any other security-based compensation arrangement of the Company, will not exceed 10% of the total number of outstanding Common Shares. In addition, the maximum number of Common Shares issued to insiders under the RSU Plan, together with any Common Shares issued to insiders pursuant to any other security-based compensation arrangement of the Company within any one year period, will not exceed 10% of the total number of outstanding Common Shares (the ‘‘RSU Insider Limit’’).

Cessation of Entitlement

Unless otherwise determined by the Company in accordance with the RSU Plan, RSUs which have not vested on a participant’s termination date shall terminate and be forfeited. If a participant who is an employee ceases to be an employee as a result of termination of employment without cause, in such case, at the Company’s discretion (unless otherwise provided in the applicable Grant Agreement), all or a portion of such participant’s RSUs may be permitted to continue to vest, in accordance with their terms, during any statutory or common law severance period or any period of reasonable notice required by law or as otherwise may be determined by the Company in its sole discretion. All forfeited RSUs are available for future grants.

Transferability of RSUs

RSUs are not assignable or transferable other than by operation of law, except, if and on such terms as the Company may permit, to a spouse or minor children or grandchildren or a personal holding company or family trust controlled by a participant, the sole shareholders or beneficiaries of which, as the case may be, are any combination of the participant, the participant’s spouse, minor children or minor grandchildren, and after the participant’s lifetime shall enure to the benefit of and be binding upon the participant’s designated beneficiary, on such terms and conditions as are appropriate for such transfers to be included in the class of transferees who may rely on a Form S-8 registration statement under the U.S. Securities Act of 1933, as amended, to sell Common Shares received pursuant to the RSU.

Amendments to the RSU Plan

The Board may, without notice, at any time and from time to time, without shareholder or RSU Plan participant approval, amend certain provisions of the RSU Plan in such manner as the Board, in its sole discretion, determines appropriate including:

(a)	for the purposes of making formal minor or technical modifications to any of the provisions of the RSU Plan;

(b)	to correct any ambiguity, defective provision, error or omission in the provisions of the RSU Plan;

(c)	to change the vesting provisions of RSUs;

(d)	to change the termination provisions of RSUs or the RSU Plan that does not entail an extension beyond the original expiry date of the RSU;

(e)	to preserve the intended tax treatment of the benefits provided by the RSU Plan, as contemplated therein; or

(f)	any amendments necessary or advisable because of any change in applicable laws;

provided, however, that:

(g)	no such amendment of the RSU Plan may be made without the consent of each affected participant if such amendment would adversely affect the rights of such affected participant(s) under the RSU Plan; and

(h)	Shareholder approval shall be obtained in accordance with the requirements of the TSX for any amendment that results in:

	(i)	an increase in the percentage of the outstanding Common Shares issuable pursuant to the RSU Plan ;

	(ii)	an extension of the expiry date for RSUs granted to insiders under the RSU Plan;

	(iii)	other types of compensation through Common Share issuance;

	(iv)	expansion of the rights of a participant to assign RSUs beyond what is currently permitted in the RSU Plan;

	(v)	the addition of new categories of participants, other than as already contemplated in the RSU Plan;

	(vi)	a change in the issue price of Common Shares issuable pursuant to the RSU Plan benefitting an insider;

	(vii)	a change to the amendment provisions of the RSU Plan; or

	(viii)	an amendment to remove or exceed the RSU Insider Limit.

Deferred Share Unit Plan

Administration of Plan and Eligible Participants

The Deferred Share Unit Plan (the “DSU Plan”) is used for the benefit of the Company’s non-executive directors. The Board may award Deferred Share Units (‘‘DSUs’’) under the DSU Plan to a non-executive director in such number as the Board deems advisable to provide the director with appropriate equity-based compensation for the services he or she renders to the Company.

A DSU is a unit credited to a Participant by way of a bookkeeping entry in the books of the Company, the value of which is equivalent to a Common Share. All DSUs paid with respect to such awards will be credited to the director by means of an entry in a notional account in their favour on the books of the Company (a “DSU Account”). The Board shall determine the date on which such DSUs may be granted and the date as of which such DSUs shall be credited to the director’s DSU Account. The Company and a director who receives such an award of DSUs shall enter into a DSU award agreement to evidence the award and the terms applicable thereto.

Additionally, the DSU Plan provides that non-executive directors may elect to receive up to 50% of their annual compensation amount (the “Annual Base Compensation”) in DSUs. All DSUs paid with respect to Annual Base Compensation will be credited to the director’s DSU Account when such Annual Base Compensation is payable. The director’s DSU Account will be credited with the number of DSUs calculated to the nearest thousandth of a DSU, determined by dividing the dollar amount of compensation payable in DSUs on the payment date by the Share Price of a Common Share at the time. Share Price is defined in the DSU Plan and means (if the Common Shares are listed and posted for trading on the TSX) the volume-weighted average price of a Common Share on the TSX over the five (5) consecutive trading days immediately preceding the date of grant or the redemption date, as the case may be. Fractional Common Shares will not be issued and any fractional entitlements will be rounded down to the nearest whole number.

Generally, a participant in the DSU Plan shall be entitled to redeem his or her DSUs during the period commencing on the business day immediately following the date upon which the non-executive director ceases to hold any position as a director of the Company and its subsidiaries and is no longer otherwise employed by the Company or its subsidiaries, including in the event of death of the participant (the “Termination Date”) and ending on the 90th day following the Termination Date. Redemptions under the DSU Plan may be in Common Shares issued from treasury, may be purchased by the Company on the open market for delivery to the director, or may be settled in cash or any combination of the foregoing at the discretion of the Company. The Committee may impose additional conditions to any particular DSU award.

DSUs Outstanding

During the year ended December 31, 2015, the Company issued 276,340 DSUs and an additional 66,666 DSUs in 2016 to directors. As at May 12, 2016, a total of 343,006 DSUs remain outstanding. The DSUs are fully vested upon issuance; subject to the plan are paid out upon retirement and are assigned a fair value based on the five day volume weighted average share price upon issuance.

Maximum Number of Common Shares Available for Issue Under the DSU Plan

DSUs may be granted in accordance with the DSU Plan, provided the aggregate number of DSUs outstanding pursuant to the DSU Plan from time to time does not exceed 2% of the issued and outstanding Common Shares from time to time. The maximum number of Common Shares which may be reserved, set aside and made available for issuance under the DSU Plan is a variable number equal to 2% of the issued and outstanding Common Shares of the Company as of the date of grant on a non-diluted basis.

The DSU Plan provides that the maximum number of Common Shares issuable to insiders (as that term is defined by the TSX) pursuant to the DSU Plan, together with any Common Shares issuable pursuant to any other security- based compensation arrangement of the Company, will not exceed 10% of the total number of outstanding Common Shares. In addition, the maximum number of Common Shares issued to insiders under the DSU Plan, together with any Common Shares issued to insiders pursuant to any other security-based compensation arrangement of the Company within any one year period, will not exceed 10% of the total number of outstanding Common Shares (‘‘DSU Insider Limit").

Transferability of DSUs

No right to receive payment of deferred compensation or retirement awards shall be transferable or assignable by any participant under the DSU Plan except by will or laws of descent and distribution.

Amendments to the DSU Plan

The Board may at any time, and from time to time, and without shareholder or DSU Plan participant approval, amend certain provisions of the DSU Plan, subject to any regulatory or stock exchange requirement at the time of such amendment, including:

(a)	for the purposes of making formal minor or technical modifications to any of the provisions of the DSU Plan including amendments of a “clerical” or “housekeeping” nature;

(b)	to correct any ambiguity, defective provision, error or omission in the provisions of the DSU Plan;

(c)	amendments to the termination provisions of the DSU Plan;

(d)	amendments necessary or advisable because of any change in applicable laws;

(e)	amendments to the transferability of DSUs;

(f)	amendments relating to the administration of the DSU Plan; or

(g)	any other amendment, fundamental or otherwise, not requiring shareholder approval under applicable laws;

provided, however, that:

(h)	no such amendment of the DSU Plan may be made without the consent of each affected participant in the DSU Plan if such amendment would adversely affect the rights of such affected participant(s) under the DSU Plan; and

(i)	shareholder approval shall be obtained in accordance with the requirements of the TSX for any amendment:

	(i)	to increase the maximum number of Common Shares which may be issued under the DSU Plan;

	(ii)	to the amendment provisions of the DSU Plan;

	(iii)	to the definition of “Participant”;

	(iv)	to remove or exceed the DSU Insider Limit; or

	(v)	to change the issue price of Common Shares issuable pursuant to the DSU Plan benefitting an insider.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets out certain details as at December 31, 2015 with respect to compensation plans pursuant to which equity securities of the Company are authorized for issuance:

	Number of securities to	Weighted-average exercise	Number of securities
	be issued upon	price of outstanding options,	remaining available for
	exercise of outstanding	warrants and rights(2)	future issuance under equity
	options, warrants and		compensation plans
	rights(1)		(excluding securities
			reflected in column (a))
Plan Category
	(a)	(b)	(c)
2012 Stock Option Plan	650,000	$0.46	6,850,000
Deferred Share Unit Plan	276,340	n/a	4,084,614
Restricted Share Unit Plan	3,650,000	n/a	2,891,431
Sub-total – equity compensation plans approved by security holders	4,576,340	n/a	13,826,045
Equity compensation plans not approved by security holders (3)	323,800	$0.72	Nil
Total	4,900,140	n/a	13,826,045

(1)	Represents the number of common shares reserved for issuance upon exercise of outstanding options, RSUs and DSUs.
(2)	Since RSUs and DSUs do not have an exercise price, they have not been factored into the weighted average price calculation.
(3)	Incentive stock options in the amount of 300,000 were granted outside of the Company’s stock option plan and in accordance with the policies of the TSX. Upon the Company’s acquisition of Paragon Minerals Corporation, incentive stock options were converted from options previously granted and 23,800 remain outstanding at December 31, 2015.

PENSION PLAN BENEFITS

The Company does not provide any form of group pension plan benefits to employees, officers or directors.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Except as otherwise disclosed herein, the Company has no compensatory plan or arrangement in respect of compensation received, or that may be received, by a Named Executive Officer in the Company's most recently completed or current financial year to compensate such NEO in the event of the termination of employment (whether voluntary, involuntary or constructive), resignation, retirement, a change of control of the Company or a change in responsibilities of the NEO following a change in control.

The Company entered into an Employment Agreement dated effective January 1, 2010 with Mr. Alan Taylor, Chief Operating Officer, for his continuing services as an officer of the Company (the “Taylor Agreement”). Certain provisions in the Taylor Agreement deal with events around termination of employment or resignation following a change of control of the Company, which is defined as the acquisition by any entity, directly or indirectly, of not less than fifty percent (50%) of the outstanding voting securities of the Company or the votes attached to those securities that are sufficient, if exercised, to elect a majority of the Board of Directors (a "Change of Control"). Should Mr. Taylor’s employment with the Company be terminated without cause, Mr. Taylor is entitled to receive an amount equal to his then current annual salary upon termination, and a further amount equal to 50% of the initial termination pay amount on the first anniversary of his termination. In the event of a Change of Control and subsequent termination by the Company without cause, or resignation of Mr. Taylor, within 12 months of the Change of Control, Mr. Taylor is entitled to receive an amount equal to twenty-four months of his then current annual salary (calculated as his base salary before the reduction in the cash component and excluding the grant of any RSUs).

A summary of the potential payments to Mr. Taylor, assuming the applicable resignation or termination had occurred on December 31, 2015, is: termination without cause - $290,374; termination without cause or resignation following a change of control - $387,166.

The Company entered into an Employment Agreement effective January 17, 2011 with Mr. Trevor Cunningham, CFO, for his continuing services as an officer of the Company (the “Cunningham Agreement”). Certain provisions in the Cunningham Agreement deal with events around termination of employment and change in responsibilities amounting to constructive dismissal following a Change of Control. If Mr. Cunningham’s employment is terminated without cause, Mr. Cunningham is entitled to receive twelve months' termination pay at his then current annual salary. In the event of a Change of Control and subsequent termination or constructive dismissal within 12 months of the Change of Control, Mr. Cunningham is entitled to receive, in addition to termination pay, a further amount equal to six months' termination pay at his then current annual salary (calculated as his base salary before the reduction in the cash component and excluding the grant of any RSUs).

A summary of the potential payments to Mr. Cunningham, assuming the termination had occurred on December 31, 2015, is: termination without cause - $175,000; termination without cause following a change of control -$262,500.

DIRECTOR COMPENSATION

The following table shows director compensation for each director, other than directors that are also Named Executive Officers, for the year ended December 31, 2015.

		Share-	Option-	Non-equity
	Fees	based	based	incentive plan	Pension	All other
Name	earned	awards (1)	awards(2)	compensation	value	compensation	Total
	($)	($)	($)	($)	($)	($)	($)
Brian A. Atkins	20,333	12,500	Nil	Nil	N/A	Nil	32,833
John A. MacPherson (3)	15,462	N/A	Nil	Nil	N/A	Nil	15,462
Dave Nickerson	19,333	12,500	Nil	Nil	N/A	Nil	31,833

(1)	Upon issuance, the DSUs are fully vested and are assigned a fair value based on the five day volume weighted average share price. Subject to the terms and conditions of the DSU Plan, DSUs are paid out upon retirement.
(2)	The value of option-based awards represents the grant date fair value of the stock options awarded.
(3)	Mr. MacPherson retired as a director effective August 12, 2015.

Prior to August 2015, the Company paid each director, other than directors that are also Named Executive Officers, an annual fee of $20,000, (payable quarterly and pro-rated for partial months served) plus $500 for each meeting or committee meeting attended. The Chair of the Audit Committee and Compensation Committee (providing the Chair is not also an executive officer of the Company) receives an additional $500 per meeting attended. In August 2015, having regard to the financial position of the Company and in light of continued uncertainty in the capital markets and the current lack of investor interest in the resource sector, the Board implemented cost reduction measures which included a change in the composition of Directors’ remuneration to reduce the cash component form $20,000 per year to $10,000 per year and to award the grant of Deferred Share Units to a value of $20,000 per year, payable quarterly. An aggregate of $80,128 was paid to directors for their services as directors during 2015.

From time to time, directors may be retained to provide specific services to the Company, or sit on additional sub-committees of the Board of Directors, and will be compensated on a basis to be determined at the time.

Outstanding share-based awards, option-based awards and non-equity incentive plan compensation

The following table shows all option-based and share-based awards outstanding to each director, other than those that are also Named Executive Officers, as at December 31, 2015.

	Option-based Awards				Share-based Awards
Market or
						payout	Market or
	Number of				Number of	value of	payout value
	securities			Value of	shares or	share-	of vested
	underlying	Option		unexercised	units of	based	share-based
	unexercised	exercise	Option	in-the-	shares that	awards	awards not
	options	price ($)	expiration date	options money (1)	have vested not	that not have	distributed paid out or (1)
Name	(#)			($)	(#)	vested	($)
($)
Brian A. Atkins	Nil	Nil	Nil	Nil	Nil	Nil	14,508
John A. MacPherson	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Dave Nickerson	Nil	Nil	Nil	Nil	Nil	Nil	14,508

(1)	Calculated based on the market value of the shares underlying the share-based awards at the end of the most recently completed financial year which was $0.105.

Incentive plan awards – value vested or earned during the year

The following table shows all incentive plan awards values vested or earned for each director, other than those that are Named Executive Officers, during the year ended December 31, 2015.

	Option-based awards – Value		Non-equity incentive plan
Name	vested during the year (1)	Share-based vested during awards the year – Value (2)	compensation during the – Value year earned
	($)	($)	($)
Brian A. Atkins	Nil	12,500	Nil
John A. MacPherson	Nil	Nil	Nil
Dave Nickerson	Nil	12,500	Nil

(1)	The value of vested options represents the aggregate dollar value that would have been realized if any of the options granted had been exercised on the vesting dates. The dollar value is the difference between the market price of the underlying securities at exercise and the exercise price of the options on the vesting date.
(2)	The value of vested share-based awards represents the aggregate dollar value that would have been realized if the share-based awards granted had been exercised on the vesting dates.

Other than the DSU Plan, the Company has no plans pursuant to which cash or non-cash compensation was paid or distributed to directors during the most recently completed financial year or is proposed to be paid or distributed in a subsequent year.

In 2014, the Company adopted a Deferred Share Unit Plan for the benefit of the Company’s, directors. The DSU

Plan is intended to assist the Company in the recruitment and retention of qualified, directors by providing a means to compensate directors and through the proposed issuance by the Company of Common Shares under the DSU Plan, to better align the interests of directors with the long-term interests of Shareholders.

Directors are eligible to participate in the 2012 Plan and the DSU Plan. During the financial year ended December 31, 2015, 276,340 DSUs were granted to the directors of the Company.

Directors’ and Officers’ Liability Insurance

Section 21 of the Articles of the Company provides for mandatory indemnification of directors and former directors against all costs, charges and expenses in respect of any proceeding to which they are made a party by reason of being a director or officer of the Company, subject any limitations contained in the Articles and in the Business Corporations Act (British Columbia).

The Company maintains insurance for the benefit of the Company’s directors and officers against liability incurred by them in their capacity as directors and officers. The policy provides coverage in respect of a maximum total liability of $5 million, subject to a deductible of $25,000 per event. The premium for 2015 was $22,000 and in 2016 is $22,000. The policy contains standard industry exclusions and no claims have been made to date.

INDEBTEDNESS TO COMPANY OF DIRECTORS AND EXECUTIVE OFFICERS

As at May 12, 2016, there was no indebtedness outstanding of any current or former Director, executive officer or employee of the Company or any of its subsidiaries which is owing to the Company or any of its subsidiaries or to another entity which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, entered into in connection with a purchase of securities or otherwise.

No individual who is, or at any time during the most recently completed financial year was, a Director or executive officer of the Company, no proposed nominee for election as a Director of the Company and no associate of such persons:

(i)	is or at any time since the beginning of the most recently completed financial year has been, indebted to the Company or any of its subsidiaries; or

(ii)	whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, in relation to a securities purchase program or other program.

INTEREST OF INFORMED PERSON IN MATERIAL TRANSACTIONS

No informed person or proposed director of the Company, or any associate or affiliate of any informed person or proposed director, has had a material interest, direct or indirect, in any transaction of the Company since the commencement of the Company's last fiscal year or in any proposed transaction which has materially affected or would materially affect the Company.

MANAGEMENT CONTRACTS

Except as disclosed under the heading “Disclosure of Corporate Governance Practices – Other Committees”, no management functions of the Company or any of its subsidiaries are performed to any substantial degree by a person other than the directors or executive officers of the Company.

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

The following discloses the Company’s corporate governance practices as required by National Instrument 58-101 Disclosure of Corporate Governance Practices.

Independence of Members of Board

Prior to August 2015, the Board of Directors consisted of five directors. Three of the directors, Brian Atkins, John MacPherson and Dave Nickerson, were considered independent of management and of any significant shareholder and are considered competent to exercise independent judgment in carrying out their responsibilities as directors. None of these directors has any direct or indirect material relationship with the Company nor any relationship pursuant to which he may accept, directly or indirectly, any consulting, advisory or other compensatory fees, other than as remuneration for acting in his capacity as a member of the Board of Directors or a committee of the Board. John MacPherson retired as a Director in August 2015.

The Chairman of the Board, John F. Kearney, is not independent in that he is also President and Chief Executive Officer of the Company. Alan B. Taylor is not independent as he is the Vice-President Exploration and Chief Operating Officer of the Company.

Following the retirement of John MacPherson a majority of the directors is not independent; however the Board is of the opinion that it has continued to function properly as required.

Brian Atkins, who currently serves as an independent director and acts as Chairman of the Audit Committee and Compensation Committee, has indicated that he wishes to retire from the Board at the Annual Meeting and is not proposed for re-election as a director at the Meeting. It is proposed that four new nominees be elected as directors at the Meeting all of whom will be considered independent.

The Chairman of each of the Audit Committee and the Compensation Committee is an independent director, who provides leadership to those committees, and the Chairman of the Board does not sit on the Compensation Committee. Following the retirement of John MacPherson as a Director in August 2015, John Kearney was appointed as a member of the Audit Committee in reliance on the exemption in Section 3.5 of NI 52-110 which permits a company to appoint a non-independent director to the Audit Committee to fill a vacancy created by the resignation of another Audit Committee member.

It is expected that the composition of the Committees will be changed after the Meeting following the election of the four new directors.

Management Supervision by the Board

The Company Officers report upon the operations of the Company directly to the Board on a regular basis. The Company does not have an appointed lead director. The independent directors are able to meet at any time they consider necessary without any members of management, including non-independent directors, being present. The Audit Committee is composed of a majority of independent directors who meet with the Company’s auditors, and without management in attendance if considered necessary or desirable. The independent directors have regular and full access to management. Although the independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance, the independent directors are able to meet at any time without the non-independent directors being present if considered necessary or desirable. The independent directors hold in camera discussions at every quarterly Audit Committee meeting to facilitate open and candid discussion amongst themselves.

Participation of Directors in Other Reporting Issuers

The participation of the Directors in other reporting issuers is described in the following table:

Name of Director	Name of Other Reporting Issuer
John F. Kearney	Anglesey Mining Plc (1)
Avnel Gold Mining Limited
Conquest Resources Limited (1)
Labrador Iron Mines Holdings Limited (1)
Minco Plc. (1)
Xtierra Inc. (1)
Dave Nickerson	Tyhee Gold Corp.

(1)	John F. Kearney is a director of a group of associated public companies, which have some overlapping or common management and which share office space or other facilities with the Company. In a general sense, these companies operate as a ‘group’ of which John Kearney may be described as “group” Chairman. John Kearney is also an independent director of Avnel Gold Mining Limited.

Participation of Directors in Board Meetings

In the year ended December 31, 2015, eight Board meetings were held. In addition, there were four meetings of the Audit Committee, two of the Compensation Committee and one of the Health & Safety Committee. The attendance record of each director for the Board and applicable committee meetings held is as follows:

Name of Director	Board Meetings Attended	Committee Meetings Attended
Brian A. Atkins	8 of 8	6 of 6
John F. Kearney	8 of 8	N/A
John A. MacPherson (1)	6 of 6	3 of 3
Dave Nickerson	8 of 8	7 of 7
Alan B. Taylor	8 of 8	1 of 1

1.	Mr. MacPherson retired as a director effective August 12, 2015.

Board Mandate

The Board does not have a written mandate. The mandate of the Board is to supervise the management of the business and affairs of the Company. As part of its overall stewardship, the Board of Directors assumes responsibility for strategic planning, identification of the principal risks associated with the Company’s business and ensuring appropriate management of these risks and making all senior officer appointments, including responsibility for evaluating performance, management development and succession planning.

Position Descriptions

The Board has not developed written position descriptions for the Chairman of the Board or the chairs of each of the Board Committees. The Board is of the view that the role and responsibilities of the Chairman of the Board and of the Chairs of the respective Committees are sufficiently specific that no separate written position descriptions are necessary or advisable.

The Company does not have a written employment contract, or a written position description, in place with its President and Chief Executive Officer. The Chief Executive Officer is responsible for the day to day operations of the Company and reports directly to the Board of Directors on a regular basis. The Board responds to, and if it considers appropriate, approves with such revisions as it may require, recommendations which have been brought forward by the Chief Executive Officer. In addition to those matters which by law must be approved by the Board, all significant activities and actions proposed to be taken by the Company including in particular capital budgets, financing, property acquisitions or dispositions, senior appointments and compensation are subject to approval by the Board of Directors.

Orientation and Continuing Education

The Company does not have a formal orientation or education program for directors. New Board members are provided with information respecting the functioning of the Board of Directors and its Committees. In addition, directors receive copies of Board materials, corporate policies and procedures, and other information regarding the business and operations of the Company. Board members are expected to keep themselves current with industry trends and developments and are encouraged to communicate with management and, where applicable, auditors and technical consultants of the Company, and visit the Company’s offices on a regular basis. Board members have access to legal counsel to the Company in the event of any questions or matters relating to the Board members’ corporate and director responsibilities and to keep themselves current with changes in legislation. Board members have full access to the Company’s records and general industry information and material of interest is circulated to directors on a regular basis.

Ethical Business Conduct

The Board assumes responsibility for the Company’s approach to corporate governance matters. The Board views good corporate governance and ethical business conduct as an integral and essential component to the supervision and management of the Company and to meet responsibilities to shareholders, employees and other stakeholders.

The Board has adopted a written Code of Ethics for directors, officers and employees – a copy of this Code can be found on the Company’s website at www.canadianzinc.com. The Code is intended to define the ethical and regulatory standards applicable to all directors, officers and employees (including contractors) of the Company, and their family members, and provides guidance as to the following matters (being a summary and not an exhaustive list): honest and ethical conduct; avoidance of conflicts of interest, whether actual or potential; full, fair, accurate, timely and understandable disclosures; compliance with legislation and regulations; prompt internal disclosure of any violation of the Code; and accountability for any failure to respect the Code.

The Code is not considered a comprehensive guide to all the Company’s policies or to individuals’ responsibilities under applicable laws and regulations. The Code is intended to provide general parameters and expectations of the Company and is provided to all directors, officers, employees and key contractors when they commence their services with the Company.

The Board conducts periodic reviews of the Company’s corporate governance practices and procedures in the light of applicable rules and guidelines and the current status and stage of development of the Company.

Directors are expected to adhere to all corporate law requirements in respect of any transaction or agreement in which they may have a material interest. It is a requirement of applicable corporate law that directors who have an interest in a transaction or agreement with the Company promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and abstain from discussions and voting in respect to same if the interest is material. Where appropriate, any director having a material conflict of interest will be expected to withdraw from the meeting and not participate in the meeting where such matter is being considered, so that the remaining directors may properly exercise independent judgment.

Nomination of Directors

The Board has not appointed an independent Nominating Committee. Nominations, if and when they arise, are generally the result of formal or informal discussions with members of the Board or recommendations by members of the Board. Nominations to the Board are determined, after appropriate review and investigation, by the Board of Directors as a whole.

Compensation Committee

The Board has appointed a Compensation Committee which has responsibility for determining compensation for the directors and senior management. In 2015, the Compensation Committee of the Board consisted of Brian Atkins, John MacPherson (until his resignation) and Dave Nickerson (all considered independent directors). The Compensation Committee relies on the general knowledge and experience of its members, and recommendations from senior management, in reviewing appropriate levels of compensation for executive officers and the implementation of, or amendment to, any other aspects of compensation that the Compensation Committee may review from time to time. All Compensation Committee members have relevant general, but not direct, experience in executive compensation and compensation policies and practices in the junior mineral resources business gained through current and prior experience in business, the minerals industry and government.

Pursuant to its Charter, the Compensation Committee has, among others, the following responsibilities:

  Review and make recommendations to the Board regarding the Company’s compensation plans, including with respect to incentive-compensation plans and equity-based plans, policies and programs.

  Review the level and form of the directors’ compensation and recommend changes to the Board for consideration and approval.

  Review and monitor the Company’s employee and management compensation and benefit plans and policies, provide oversight of any employee benefit plan, and review and approve the compensation of the Company’s executive officers.

  Annually review and approve corporate goals and objectives relevant to CEO compensation, evaluate the CEO’s performance in light of those goals and objectives and establish the individual elements of the CEO’s total compensation based on this evaluation.

  Review and make recommendations to the Board with regard to grants and/or awards of restricted stock, stock options and other forms of equity-based compensation under the Company’s stock option, incentive-compensation and equity-based plans (as applicable).

  Review and make recommendations for the Board, when and if appropriate, of employment agreements, severance agreements and change in control provisions / agreements for the CEO and other executive officers.

The Committee makes recommendations to the Board with respect to the compensation of the President and CEO. The Compensation Committee meets as requested by the Board or the CEO, or as considered desirable by the Committee. The Compensation Committee has the authority to retain independent advisors as it may deem necessary or appropriate to allow it to discharge its responsibilities.

Other Committees

In addition to the Audit Committee and the Compensation Committee, the Board also has a Health & Safety Committee comprised of Board members Alan Taylor and Dave Nickerson and also the Prairie Creek Site Managers. The function of the Health & Safety Committee is to review the Company’s Health & Safety Policies, practices and programs, to oversee and regularly evaluate the Company’s health and safety performance and to monitor and advise the Board on current and anticipated future best practices and regulatory issues relating to health and safety.

Assessment

The Board of Directors continuously reviews on an ongoing informal basis the effectiveness of the Board as a whole and the effectiveness, contribution and performance of the Board, its committees and individual directors. Each year, when it determines the number of directors to be elected at the annual meeting of shareholders, the Board considers its appropriate size and composition to properly administer the affairs of the Company and to effectively carry out the duties of the Board, given the Company’s current status and stage of development.

Director Term Limits and Other Mechanisms of Board Renewal

The Company does not impose term limits on its directors. The Company believes term limits are an arbitrary mechanism for removing directors, and can result in highly qualified and experienced directors forced out solely based on the length of their service.

Policies Regarding the Representation of Women

The Company has not adopted a written policy relating to the identification and nomination of women directors, as it believes that the interests of the Company would be best served by ensuring that new directors are identified and selected from the widest possible group of potential candidates. A formalized written diversity policy governing the identification and selection of potential women candidates may unduly restrict the Board's ability to select the best and most suitable candidate.

The Board is responsible for establishing qualifications and skills necessary for an effective Board and for various committees of the Board, including but not limited to factors such as professional experience, particular areas of expertise, personal character, potential conflicts of interest, diversity and other commitments.

Although diversity (which includes diversity in gender, age, ethnicity and cultural background) is one of the factors considered in the Company's director identification and selection process, other factors, including knowledge and relevant experience, or particular areas of expertise, are given greater consideration in the director identification and selection process. In light of the Company's view that candidates should be selected from the widest possible group of qualified individuals, the level of representation of women may be considered but is not a major factor in identifying and nominating candidates for election to the Board.

As part of the process to identify and select nominees proposed for election at the Meeting, to fill the vacancies covered by the retirement of two directors and to expand and strengthen the composition of the Board, a number of potential women candidates were identified as having the appropriate and relevant experience but none of these potential candidates were available due to various factors.

The Company's views with respect to the representation of women in executive officer positions when making executive officer appointments is the same as its views on the representation of women in the director identification and selection process. In making decisions as to executive officer appointments, the Company believes that decisions to hire or promote an individual should be based on that person's knowledge and experience, particular areas of expertise, character and merit. Accordingly, the representation of women in executive officer positions may be considered but is not a major factor and is not an issue when making executive officer appointments.

The Company has not adopted a target regarding the representation of women on the Board or in executive officer positions for the reasons set out above. The Company believes that adopting such a target may unduly restrict its ability to select, hire or promote the best and most suitable candidate for the position in question.

The Company currently does not have any women Board members or executive officers.

AUDIT COMMITTEE DISCLOSURE

The Company's audit committee is governed by a written charter that sets out its mandate and responsibilities. A copy of this charter and the disclosure on the Audit Committee, including the qualifications and experience of its members, as required by National Instrument 52-110 Audit Committees, is contained under the heading “Audit Committee Information” in the Company's Annual Information Form (Form 20-F) dated March 30, 2016 for the year ended December 31, 2015 which may be viewed under the Company's profile on SEDAR at www.sedar.com.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the Management Proxyholders intend to vote for the re-appointment of KPMG LLP, as auditors of the Company for the 2016 fiscal year, and to authorize the directors to fix their remuneration.

ADDITIONAL INFORMATION

Additional information relating to the Company is available under the Company's profile on SEDAR at www.sedar.com and on the Company's website at www.canadianzinc.com. Financial information is provided in the Company’s Financial Statements and Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2015.

Shareholders may request copies, free of charge, of the Company’s Financial Statements, MD&A and Annual Information Form by contacting the Company at:

Suite 1710, 650 West Georgia Street
Vancouver, British Columbia V6B 4N9
Tel: (604) 688-2001 Fax: (604) 688-2043
Email: invest@canadianzinc.com

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the Management Proxyholders to vote the shares represented thereby in accordance with their best judgment on such matter.

DATED at Vancouver, British Columbia as of the 12th day of May, 2016.

BY ORDER OF THE BOARD OF DIRECTORS

“John F. Kearney”
John F. Kearney, Chairman